For the period ended (a) 12/31/96
File number (c) 811-5510


                         SUB-ITEM 77 I

               Terms of New or Amended Securities

     On May 9, 1996, the Board of Directors authorized the issuance of a fourth class of shares designated Class Z for the Fund. Class Z shares are not subject to either an initial or contingent deferred sales charge nor are they subject to any Rule 12b-1 fees. Class Z shares will be offered to a limited group of eligible investors as soon as practicable.